Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

August 25, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Doris Stacey Gama, Tim Buchmillar, Christine Torney and Daniel Gordon

Re:	Talaris Therapeutics, Inc.

Registration Statement on Form S-4

Filed July 19, 2023

File No. 333-273335

Ladies and Gentlemen,

On behalf of Talaris Therapeutics, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated August 16, 2023 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

What is the Tourmaline pre-closing financing?, page 2

1.	Please clarify if the merger is conditioned upon the consummation of the pre-closing financing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 2 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

What will Talaris stockholders receive in the Merger?, page 4

2.	Briefly explain how the record date and ex-dividend date will impact which Talaris stockholders will be entitled to receive any special cash dividend declared by Talaris.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 4 of the Amended Registration Statement in response to the Staff’s comment.

Will the common stock of the combined company trade on an exchange?, page 5

3.

We note your disclosure that the shares of the combined company are expected to be listed on Nasdaq. Please revise to disclose if the terms of the merger agreement permit that the Nasdaq listing closing condition could be waived without recirculation or resolicitation. If so, please revise your risk factors to reflect the risks associated with any such waiver and revise to indicate that shareholders may not have certainty at the time of the vote that the shares of the combined company will be listed on Nasdaq following the merger or revise your disclosure in a pre-effective amendment as appropriate if and when there is more certainty regarding the Nasdaq listing of the shares of the combined company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5 and 143 of the Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary

Tourmaline, page 10

4.

You state that Tourmaline is a late-stage clinical biotechnology company. Please revise references to late-stage given that Tourmaline’s leading product candidate, TOUR006, has recently submitted its IND application to the FDA and has not begun clinical trials.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 12 of the Amended Registration Statement in response to the Staff’s comment to clarify that Tourmaline has received IND clearance from the United States Food and Drug Administration (the “FDA”) to conduct a Phase 2b clinical study for TOUR006 in patients with Thyroid Eye Disease. This differentiates TOUR006 from a pre-clinical drug candidate which is still undergoing in vitro (laboratory) and in vivo (animal) studies to gather safety and other evidence to justify clinical trials in humans. Additionally, TOUR006 has completed six other Phase 1 or Phase 2 trials conducted by Pfizer, the results of which were included in support of Tourmaline’s now cleared IND for Thyroid Eye Disease. This also differentiates TOUR006 from an early-stage clinical drug candidate which may just be entering or may currently be in a Phase 1 or initial Phase 2a study. Therefore, the Company respectfully advises the Staff that it believes the use of “late-stage clinical” to describe Tourmaline’s development status is accurate and not misleading.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

5.

We note your disclosure here and throughout your prospectus regarding TOUR006 having the potential to be “best-in-class.” Please remove references to “best-in-class” as this implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to securing marketing approval. If your intention is to convey your belief that your platform or your programs utilize a novel technology or approach, you may discuss how your technology differs from technology used by competitors. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that your technology or any potential product candidates have been proven effective or will receive regulatory approval.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 309 and subsequently throughout the Amended Registration Statement in response to the Staff’s comment.

The Merger

Background of the Merger, page 151

6.

We note that Talaris management and representatives from Leerink Partners developed a list of 43 potential counterparties for the potential reverse merger transaction that was approved by the S&T Committee and that of the 43 potential counterparties, Leerink Partners distributed process letters on behalf of Talaris to 28 companies that the S&T Committee determined to be the most viable counterparties. Please describe the criteria the S&T Committee used in determining which counterparties should receive the process letters and which should not.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 156-158 of the Amended Registration Statement in response to the Staff’s comment.

7.

We note that on March 15, 2023 Tourmaline management shared a non-confidential corporate presentation with Leerink Partners who then shared it with the S&T Committee. Please discuss the contents of the presentation that would be material to Talaris’ stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 161 of the Amended Registration Statement in response to the Staff’s comment.

8.

You state that on March 31, 2023 members of the S&T Committee discussed outreach they had received from certain potential counterparties. Please discuss who the parties were and what was the context of the outreach.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 162 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

9.	We note that on April 11, 2023 the S&T Committee decided to not advance with Party N. Please include a description for the reasons the S&T Committee decided to not move forward with Party N.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 163 of the Amended Registration Statement in response to the Staff’s comment.

10.

You state that on April 14, 2023 the S&T Committee selected to prioritize the indications of interest from Tourmaline, Party B, Party C, and Party H and that the S&T Committee decided to not move forward with the other 10 participants. We note that only 15 potential counterparties submitted indications of interest and that on March 16, 2023 the S&T Committee communicated to Parties F, G, I, J, and L that they were not invited to move forward with the reverse merger process. Please clarify who the other 10 participants that were not invited to move forward on April 14, 2023 are.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 163 of the Amended Registration Statement in response to the Staff’s comment.

11.

We note that on April 14, 2023 the S&T Committee proposed certain revisions to Tourmaline’s transaction proposal. Please clarify if there were any other proposed revisions or counterproposals presented to other potential counterparties.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 163 of the Amended Registration Statement in response to the Staff’s comment.

12.	On April 19, 2023 you state that the S&T Committee provided feedback to be incorporated in Talaris’ next counterproposal to Tourmaline. Please discuss such feedback.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 164 of the Amended Registration Statement in response to the Staff’s comment.

Opinion of Talaris’ Financial Advisor, page 171

13.

We note the disclosure on page 174 that for purposes of its analysis, Leerink Partners utilized the estimated exchange ratio of 0.7403 shares of Talaris common stock for each share of Tourmaline, based on Talaris’ and Tourmaline’s respective capitalization as of June 22, 2023. However, this estimated exchange ratio does not appear to be within the range of the exchange ratios disclosed on the cover page which range from 0.7553 to 0.7721. Please enhance the disclosure so that it is clear to investors how Leerink concluded that the exchange ratio proposed to be paid by Talaris pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Talaris using the estimated exchange ratio of 0.7403. We also note the disclosure on page 175 that Leerink’s analysis resulted in an implied exchange ratio of approximately 1.2235x to 1.5454x. Please revise to state any conclusions Leerink reached regarding the exchange ratio used for purposes of the merger agreement based on the results of the discounted cash flow analysis.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 179 and 180 of the Amended Registration Statement in response to the Staff’s comment.

Financial Projections, page 179

14.

If true, please make clear that the Financial Projections reflect the assumption that appropriate patents would be granted for TOUR006 and, if granted, would not expire until 2043. Please also explain why the Financial Projections were modeled to reflect the estimated impact of loss of market exclusivity for the TED indication in 2039.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 184 and 185 of the Amended Registration Statement in response to the Staff’s comment.

Tax Characterization of the Merger, page 192

15.

We note your representation that Talaris and Tourmaline “intend” for the merger to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Please revise your disclosure here and throughout to provide counsel’s firm opinion for each material tax consequence, including whether the merger will qualify as a reorganization, or to explain why such opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings for guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, because the Company’s shareholders are not exchanging their shares in the merger, the U.S. federal income tax consequences of the merger are not material to the Company or its shareholders. Regardless of whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, it will not be a taxable transaction to the Company’s shareholders.

Whether or not the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code will not impact the Company’s shareholders’ decision to approve or not approve the merger or to purchase or sell Company shares (or, following the consummation of the merger, shares of the combined company). Existing Company shareholders will not exchange their Company shares for shares in any other entity, but will simply retain their existing shares in the Company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

The only parties affected by the qualification of the merger as a “reorganization” under Section 368(a) of the Code are Tourmaline shareholders. However, the Form S-4 is not soliciting the consent of the Tourmaline shareholders to the transactions, and they are not voting in the Talaris special meeting. Rather promptly after the Form S-4 is declared effective under the Securities Act, Tourmaline will disseminate to Tourmaline shareholders an information statement containing all information required to be delivered under Delaware law, including a material description of the merger, the Merger Agreement and related ancillary documents and appraisal rights available under Delaware law, for purposes of soliciting such Tourmaline shareholders’ consent to adopt Merger Agreement and approve the merger. The information statement also will contain information with respect to the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with their consideration of the transaction, and based on their review of the information statement, the Tourmaline shareholders can seek advice from their own tax advisors and will be responsible for paying their own taxes, if any, that result from the merger. The Company and its shareholders are not required to indemnify Tourmaline shareholders for such taxes, if any.

Securities Purchase Agreement, page 222

16.

We note your description of the Securities Purchase Agreement. Please identify each shareholder who, as a result of purchasing securities pursuant to such agreement, is expected to be a beneficial owner of 5% or more of the outstanding shares of the combined company following the financing and the merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 227 of the Amended Registration Statement in response to the Staff’s comment.

Proposal No. 4-The Incentive Plan Proposal, page 245

17.

We note your disclosure on page 245 that under the 2023 Plan that the stockholders are being asked to approve, the combined company’s board of directors will generally have the authority to effect, without the approval of stockholders, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles. Please include appropriate disclosure regarding these repricing provisions which could occur without stockholder approval, including whether proxy advisory firms could find any such repricings without stockholder approval contrary to a performance-based pay philosophy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 139 and 140 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

Talaris’ Business

Overview, page 260

18.

We note in February 2023 Talaris announced the discontinuation of its FREEDOM-1 and FREEDOM-2 clinical trials and in March 2023 Talaris voluntarily paused its FREEDOM-3 trials. We also note that on page 36 you discuss the risks concerning if Talaris were to resume development of its product candidates. Please clarify here whether Talaris has had discussions with Tourmaline on continuing these trials.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 265 of the Amended Registration Statement in response to the Staff’s comment.

Talaris’ Product Candidates and Historical Business, page 261

19.

You state that the degree of immune mismatch between the donor and recipient did not appear to impact the safety and efficacy of Talaris’ therapy candidate. Safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulator. Please revise or remove this statement and similar statements throughout your prospectus. Note that you may state your product candidate has been well tolerated, if accurate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 267 of the Amended Registration Statement in response to the Staff’s comment.

Phase 2 Clinical Trial Results as of March 1, 2023

Indication of Durable Chimerism and Withdrawal of Immunosuppression, page 270

20.

You make references to a “figure above” that denotes patients achieving durable donor chimerism and weaning off their chronic immunosuppressants without rejecting the transplanted organ and refining Talaris’ Phase 2 protocol to exclude female donors to unrelated male recipients. Please include the referenced figure or remove such references.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 276 of the Amended Registration Statement in response to the Staff’s comment.

Talaris’ Phase 2 Results – Quality of Life (“QoL”), page 276

21.

You state that the General Health Component of SF-36 and the EQ-5D-5L questionnaires reported statistically significant rates. Please provide p-values and define the term and the significance of the p-value results shown.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 282 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

HSCT as Potential Treatment for dcSSc, page 281

22.	Please define TBI at first use.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 44 of the Amended Registration Statement in response to the Staff’s comment.

Tourmaline’s Business

Overview, page 304

23.

You disclose that Tourmaline has submitted its IND in the U.S. to support initiation of its Phase 2b trial of TOUR006 in first-line TED and plans to submit an IND to support initiation of a Phase 2 ASCVD trial in 2024. In an appropriate location, briefly indicate why you believe Tourmaline would not need to conduct Phase 1 trials for these indications. Include risk factor disclosure if appropriate.

Response: The Company respectfully acknowledges the Staff’s comment. With regard to TED, the IND to conduct a Phase 2b trial of TOUR006 was cleared by the FDA in August 2023. We have revised the disclosure on page 309 of the Amended Registration Statement in response to the Staff’s comment. With regard to ASCVD, the Company has revised the disclosure on pages 314 of the Amended Registration Statement in response to the Staff’s comment. With regards to risk factor disclosure, the Company respectfully refers the Staff to the disclosure on page 118 and 119 of the Amended Registration Statement and the risk factor titled “The regulatory approval processes of the FDA and comparable foreign health authorities are lengthy and inherently unpredictable. Tourmaline’s inability to obtain regulatory approval for TOUR006 would substantially harm its business.”

Tourmaline’s Pipeline, page 304

24.

Your pipeline table includes Thyroid Eye Disease Expansion Cohorts that, according to your disclosure under “TOUR006 for the Treatment of Additional TED Populations” on page 315, appears to be in the study or pre-clinical phase at this time. Please limit your table to product candidates that are sufficiently material to your business to warrant inclusion and, if sufficiently material, tell us whether this indication should be shown as pre-clinical in Tourmaline’s pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 309 and 320 of the Amended Registration Statement in response to the Staff’s comment.

25.

Based on the disclosure, it does not appear that Tourmaline has received IND approval at this time for the clinical trials indicated in the pipeline table. Since the pipeline table could read as showing that Tourmaline is currently in clinical trials, please revise your table as appropriate to more clearly show the current status of the programs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 309 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

Corporate History and Tourmaline’s Team, page 305

26.

You state that Tourmaline’s management team has been involved in the development of approved pharmaceutical products such as YERVOY, OPDIVO, KALBITOR, TAKHZYRO, and DALIRESP. Please clarify that although these products were approved, they are not an indication that your product candidates will be approved or receive orphan and/or large market designations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 310 of the Amended Registration Statement in response to the Staff’s comment.

27.

You state that Tourmaline has raised money in private financing from leading biotechnology investors including Deep Track Capital, Cowen Healthcare Investments, QVT, Braidwell, Hydra, Petrichor, TCGX, KVP, RTW, Avego, Vivo, and Logos. Please limit the disclosure of specific investors to those identified in the Principal Shareholder table on page 398. Additionally, indicate that prospective investors should not rely on the named investors’ investment decisions, that these investors may have different risk tolerances and the securities purchased by those investors may have been conducted at a significant discount to price reflected in the merger agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 310 of the Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that Fourth Avenue FF Opportunities LP-Series Z (included in the Principal Stockholders of Tourmaline table on page 408) is affiliated with QVT.

Our Product Candidate: TOUR006, page 309

28.

We note your disclosure that TOUR006 was originally developed from a hybridoma cell line using a transgenic mouse platform and that the IgG1 isotype of the original clone was switched by Pfizer to IgG2 to reduce Fc receptor binding, thereby creating TOUR006. Along with this disclosure, please add a brief discussion of how TOUR006 is considered a fully human monoclonal antibody.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 314 of the Amended Registration Statement in response to the Staff’s comment.

29.

You state that TOUR006 was tested by Pfizer and across those studies TOUR006 has demonstrated a safety profile consistent with the IL-6 class. Safety is a determination that is within the authority of the FDA. Please revise or remove these statements and similar statements throughout your prospectus. Note that you may state your product candidate has been well tolerated, if accurate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 314 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

30.

You disclose that TOUR006 has demonstrated low rates of anti-drug antibodies (“ADAs”). Please disclose if the sample size of the data on which you base this disclosure is sufficient to draw statistically meaningful conclusions in that regard.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 314 of the Amended Registration Statement in response to the Staff’s comment.

31.

In your table on page 310 you indicate that a black box warning is “N/A” for TOUR006. Please tell us how you have determined at this time that such labelling would be not applicable or revise your disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 315 of the Amended Registration Statement in response to the Staff’s comment.

Current Treatment Paradigm for TED, page 311

32.	You state that the TEPEZZA had a proptosis response rate defined as a greater than or equal to 2mm decrease in proptosis from baseline. Please explain the significance of the result.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the primary endpoint of the TEPEZZA studies was “proptosis response rate.” A ≥2mm decrease in proptosis was used as a benchmark to define “proptosis response” in patients and is not a specific result of the TEPEZZA studies.

Clinical Experience in TED with IL-6 Inhibition, page 312

33.

We note your disclosure that tocilizumab, an anti-IL-6R antibody, was reported to offer meaningful improvement in efficacy outcomes. Since efficacy determinations are within the authority of the FDA or other applicable regulators, please revise this statement as appropriate. Please also disclose whether the studies presented in the table on page 313 were geared for statistical significance. In addition, if the inference to be made here is that anti-IL-6 antibodies, such as TOUR006, would perform as well as anti-IL-6 receptor antibodies, please include any cautionary disclosure that would be appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 318 and 319 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

Clinical Experience with TOUR006, page 318

34.

We note your disclosure of trials related to your product candidate throughout this section. Please revise to clarify whether each trial was powered for statistical significance. If a trial was powered for statistical significance, please provide p-values for the results of each trial. If no statistical analysis was performed, please state so.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 325-328 of the Amended Registration Statement in response to the Staff’s comment.

License Agreement with Pfizer, page 323

35.

Please clarify if the transactions related to the merger agreement will constitute a Significant Transaction under the License Agreement for purposes of the one-time payment described at the top of page 324.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 330 of the Amended Registration Statement in response to the Staff’s comment.

PD and Efficacy Data, page 323

36.	We note your use of p-values for the CDAI-70 response rate. At first use, please provide a brief explanation of the disclosed p-value and how it is used to measure statistical significance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 329 of the Amended Registration Statement in response to the Staff’s comment.

Patents, page 327

37.	Please disclose the jurisdictions where Tourmaline’s patent applications have been filed. Please also disclose the specified indications the patent applications would cover if granted.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 333 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information 4.F, page 380

38.

Please provide the calculation for how you determined that 150,997,662 shares of Talaris shares will be received in exchange for 128,148,529 Tourmaline shares considering the estimated exchange ratio of .7592.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 389 (Note 4.D) of the Amended Registration Statement in response to the Staff’s comment.

Principal Stockholders of the Combined Company, page 401

39.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by the entities affiliated with Cowen Healthcare Investments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 409 and 412 of the Amended Registration Statement in response to the Staff’s comment.

Exhibits

40.

We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the Amended Registration Statement to include a form of the preliminary proxy card as Annex K thereto.

General

41.

Please supplementally provide us with copies of all materials prepared by Leerink and shared with Talaris’ board of directors and their representatives, including any board books, transcripts and summaries of oral presentations, that were material to the board’s decision to approve the merger and the transactions contemplated thereby.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis, under separate cover a copy of the presentation prepared by Leerink Partners and shared with Talaris’ board of directors and their representatives on June 20, 2023, which is the only presentation by Leerink Partners that was material to the board’s decision to approve the merger and the transactions contemplated thereby.

*****

Please contact the undersigned at (212) 459-7238 or via email at sashfaq@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Sarah Ashfaq
Sarah Ashfaq

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

August 25, 2023

Goodwin Procter LLP

cc:	Mary Kay Fenton, Talaris Therapeutics, Inc.

John T. Haggerty, Goodwin Procter LLP

Richard A. Hoffman, Goodwin Procter LLP

Tevia K. Pollard, Goodwin Procter LLP

Divakar Gupta, Cooley LLP

William Sorabella, Cooley LLP

Brandon Fenn, Cooley LLP

Katherine Denby, Cooley LLP